Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

6 November 2014

CVAC DEMONSTRATES OVERALL SURVIVAL BENEFIT

IN SECOND REMISSION OVARIAN CANCER

•	Overall Survival data from the CAN-003 trial continues to show benefit for second remission ovarian cancer patients (“second remission patients”) using CVac

•	Half of standard of care second remission patients survived past 25.53 months; more than half of CVac treated patients still alive after 36 months

•	Data to be included in Poster presentation at SITC Annual Conference

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) is pleased to announce that CVac™ has demonstrated a clinically meaningful improvement in Overall Survival (“OS”) over standard of care (“SOC”) in second remission ovarian cancer patients in the CAN-003 protocol.

In second remission patients (n=20) from CAN-003, the median for SOC patients was 25.53 months, which is consistent with current literature. By comparison, for patients treated with CVac a median has still not yet been reached after 36 months (current hazard ratio=0.17 (95%CI: 0.02, 1.44); p=0.07). This implies at least a 10 month median survival advantage for second remission patients treated with CVac.

This means second remission patients treated with CVac are living significantly longer and are 83% less likely to die compared with SOC patients. This follows the very positive Progression Free Survival (“PFS”) data for second remission patients from CAN-003 announced in May 2014.

For first remission patients, the interim data demonstrates a slightly positive trend in CVac patients with no median reached yet in the CVac or SOC group. This confirms Prima’s previous decision to focus further clinical development on second remission patients.

Lucy Turnbull, Chair of Prima BioMed commented:

“This data is a strong confirmation that CVac could considerably extend the progression free period and the overall length of life in second remission patients with ovarian cancer. CVac has an excellent safety and tolerability profile that also supports a potentially high quality of life given its very limited side effects.”

Marc Voigt, Prima’s Chief Executive Officer said: “This data is extremely encouraging and further supports the positive overall survival trend we presented earlier this year for second remission patients. Whilst we had anticipated the OS data for second remission patients to be mature enough for final analysis by the end of this calendar year, given the better than expected results with the median for CVac patients still not yet reached, we will continue to monitor the second remission CAN-003 patients and look forward to updating the market on their progress.”

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889

The interim OS data from CAN-003 for second remission patients will be included in a poster presentation (Poster Number P85) entitled “Trial evaluating overall survival in epithelial ovarian cancer (EOC) patients in second remission with an autologous dendritic cell therapy targeting mucin 1” at the 29th Annual Meeting of the Society for Immunotherapy of Cancer (“SITC”) on 8 November 2014 by Prima’s Chief Technical Officer, Sharron Gargosky.

About the CAN-003 clinical trial

CAN-003 is a 63-patient phase 2 study evaluating the effects of CVac, as compared to an observational standard of care arm (SOC), in epithelial ovarian cancer patients in complete remission after first or second line treatment. In accordance with the protocol design, the first seven patients on the trial were all assigned to receive CVac in order to test the comparability of product manufacturing in a new facility.

The subsequent 56 patients were randomized 1:1 to either the CVac group or SOC and included in the intent-to-treat analysis. 36 patients were in first remission (19 patients were assigned to CVac and 17 to SOC) and 20 patients were in second remission (10 patients were each assigned to CVac or SOC). Final PFS data was analysed after thorough quality control reviews of investigator-evaluated progression and appropriate censoring of data from patients who had not progressed during the study.

The primary objectives of the trial were to determine the safety of CVac administration and to determine CVac’s effect on progression-free survival. Secondary objectives of the trial were to determine CVac’s effect on overall survival and to evaluate host immunologic responses to CVac.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:	Australia Investor/Media:
Adam Holdsworth, ProActive Capital	Mr Matthew Gregorowski, Citadel
+1 (646) 862 4607;	Communications
adamh@proactivecapital.com	+61 (0) 422 534 755;
mgregorowski@citadelpr.com.au

Europe Investor/Media:
Peggy Kropmanns, Dr. Sönke Knop, edicto GmbH
+49 (0) 69 905505-56, primabiomed@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889